1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2020
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan (Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:_____ )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	January 10, 2020	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC December 2019 Revenue Report

Hsinchu, Taiwan, R.O.C. – Jan. 10, 2020 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenues for December 2019: On a consolidated basis, revenues for December 2019 were approximately NT$103.31 billion, a decrease of 4.2 percent from November 2019 and an increase of 15.0 percent from December 2018. Revenues for January through December 2019 totaled NT$1,069.99 billion, an increase of 3.7 percent compared to the same period in 2018.

TSMC December Revenue Report (Consolidated):

(Unit:NT$ million)
Period	December 2019	November 2019	M-o-M Increase (Decrease) %	December 2018	Y-o-Y Increase (Decrease) %	January to December 2019	January to December 2018	Y-o-Y Increase (Decrease) %
Net Revenues	103,313	107,884	(4.2)	89,831	15.0	1,069,985	1,031,474	3.7

TSMC Spokesperson:	TSMC Acting Spokesperson:	For Further Information:

Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao PR Department Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Michael Kramer PR Department Tel: 886-3-563-6688 Ext. 7125031 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of December 2019.

1.	Sales volume (in NT$ thousands)
	Period	Items	2019	2018
	Dec.	Net sales	103,313,138	89,830,598
	Jan. - Dec.	Net sales	1,069,985,448	1,031,473,557

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		55,909,492	24,102,968
	TSMC Global**		395,179,933	29,988,000
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.
	** The borrower is TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		396,714,017	2,495,400
	* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)
(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	124,317,111
	Mark to Market Profit/Loss	(955,922)
	Unrealized Profit/Loss	(975,362)
Expired Contracts	Notional Amount	529,749,239
	Realized Profit/Loss	(386,177)
Equity price linked product (Y/N)		N

‧TSMC Partners
		Convertible Bond
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	119,952
	Mark to Market Profit/Loss	123,759
	Unrealized Profit/Loss	3,874
Expired Contracts	Notional Amount	-
	Realized Profit/Loss	-
Equity price linked product (Y/N)		Y

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	13,044,465
	Mark to Market Profit/Loss	110,939
	Unrealized Profit/Loss	87,154
Expired Contracts	Notional Amount	129,981,610
	Realized Profit/Loss	(187,643)
Equity price linked product (Y/N)		N

‧VisEra Tech
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	786,989
	Mark to Market Profit/Loss	8,155
	Unrealized Profit/Loss	7,790
Expired Contracts	Notional Amount	3,553,006
	Realized Profit/Loss	2,021
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,232,975
	Mark to Market Profit/Loss	15,534
	Unrealized Profit/Loss	20,513
Expired Contracts	Notional Amount	31,571,433
	Realized Profit/Loss	8,436
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	1,342,392
	Mark to Market Profit/Loss	2,807
	Unrealized Profit/Loss	(23,193)
Expired Contracts	Notional Amount	21,197,670
	Realized Profit/Loss	(86,398)
Equity price linked product (Y/N)		N

‧TSMC Global
		Future
Margin Payment		(35,207)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	3,664,534
	Mark to Market Profit/Loss	22,381
	Unrealized Profit/Loss	178,331
Expired Contracts	Notional Amount	40,519,786
	Realized Profit/Loss	(343,071)
Equity price linked product (Y/N)		N